ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF APRIL 25, 2024 DATE AND TIME: On April 25, 2024, at 9:00 a.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The majority of the members elected, with the attendance of the Board Members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY ADOPTED: Taking into account the resolutions of Stockholders at the Company’s Annual General Stockholders’ Meeting held on April 23, 2024, and after debating the topics below, the Board Members resolved as follows: BOARD OF DIRECTORS 1) To appoint PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL as Co-chairmen. 2) To appoint RICARDO VILLELA MARINO as Vice Chairman. BOARD OF OFFICERS 3) To set at 33 the number of seats on the Board of Officers for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders’ Meeting of 2025, composed of the Chief Executive Officer and Member of the Executive Committee, 12 Officers and Members of the Executive Committee and 20 Officers. 4) To reelect MILTON MALUHY FILHO, ALEXANDRE GROSSMANN ZANCANI, ALEXSANDRO BROEDEL LOPES, ANDRÉ LUÍS TEIXEIRA RODRIGUES, CARLOS FERNANDO ROSSI CONSTANTINI, CARLOS ORESTES VANZO, FLÁVIO AUGUSTO AGUIAR DE SOUZA, JOSÉ VIRGILIO VITA NETO, MARINA FAGUNDES BELLINI, MATIAS GRANATA, PEDRO PAULO GIUBBINA LORENZINI, RICARDO RIBEIRO MANDACARU GUERRA, SERGIO GUILLINET FAJERMAN, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, CRISTIANO GUIMARÃES DUARTE, DANIEL SPOSITO PASTORE, DANIELA PEREIRA BOTTAI, EMERSON MACEDO BORTOLOTO, ERIC ANDRÉ ALTAFIM, JOSÉ GERALDO FRANCO ORTIZ JUNIOR, LINEU CARLOS FERRAZ DE ANDRADE, SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. LUCIANA NICOLA, MAIRA BLINI DE CARVALHO, MARIO NEWTON NAZARETH MIGUEL, PAULO SERGIO MIRON, RENATO BARBOSA DO NASCIMENTO, RENATO DA SILVA CARVALHO, RENATO LULIA JACOB, RUBENS FOGLI NETTO, TATIANA GRECCO and VINICIUS SANTANA, all of whom qualified below, for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders’ Meeting of 2025, with the Board of Officers thus being composed as follows: BOARD OF OFFICERS Chief Executive Officer and Member of the Executive Committee: MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; Officers and Members of the Executive Committee: ALEXANDRE GROSSMANN ZANCANI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 27.561.321-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 288.246.148-84, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/ES) No. 1.215.567, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; ANDRÉ LUÍS TEIXEIRA RODRIGUES, Brazilian, divorced, engineer, bearer of Identity Card (RG-SSP/SP) No. 35.318.961-3, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 799.914.406-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; CARLOS FERNANDO ROSSI CONSTANTINI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 23.943.904-11, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.945.868-76, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; CARLOS ORESTES VANZO, Brazilian, married, bachelor of laws, bearer of Identity Card (RG-SSP/SP) No. 19.972.959-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 122.230.988-27, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; FLÁVIO AUGUSTO AGUIAR DE SOUZA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 56.891.471-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 747.438.136-20, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 28.102.942-8, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; MARINA FAGUNDES BELLINI, Brazilian, married, economic science bachelor, bearer of Identity Card (RG-SSP/SP) No. 13.250.146-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 173.837.768-79, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PI, Parque Jabaquara, CEP 04344-902; MATIAS GRANATA, Argentinean, married, economist, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V343726-G, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 228.724.568-56, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; PEDRO PAULO GIUBBINA LORENZINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 12.276.359-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 103.594.548-79, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; RICARDO RIBEIRO MANDACARU GUERRA, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 7.982.129, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 176.040.328-85, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, 12º andar, Parque Jabaquara, CEP 04344-902; and SERGIO GUILLINET FAJERMAN, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 04.137.542-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 018.518.957-10, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, PI, Parque Jabaquara, CEP 04344-902. Officers: ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 22.346.052-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 162.572.558-21, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/MG) No. M-6.087.593, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; ANDRE BALESTRIN CESTARE, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 28.909.394-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 213.634.648-25, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, CEP 04344-030; CRISTIANO GUIMARÃES DUARTE, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 52.635.293-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 024.311.796-56, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132, DANIEL SPOSITO PASTORE, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 26.744.689-5, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 283.484.258-29, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. 04344-902; DANIELA PEREIRA BOTTI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 15.834.790-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 142.407.238-76, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 2º andar, Parque Jabaquara, CEP 04344-902; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Identity Card (RG-SSP/SP) No. 22.587.899-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; ERIC ANDRÉ ALTAFIM, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 26.721.318-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 273.383.788-51, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Torre Sul, Itaim Bibi, CEP 04538-132; JOSÉ GERALDO FRANCO ORTIZ JUNIOR, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 32.903.067-X, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 290.270.568-97, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; LINEU CARLOS FERRAZ DE ANDRADE, Brazilian, married, business administrator, bearer of Identity Card (RG-DETRAN/SP) No. 02.112.992-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 105.260.778-08, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; LUCIANA NICOLA, Brazilian, divorced, bank employee, bearer of Identity Card (RG-SSP/SP) No. 29.629.386-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 270.049.978-63, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 6º andar, Parque Jabaquara, CEP 04344-902; MAIRA BLINI DE CARVALHO, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 33.571.737-8, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 327.908.828-35, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902; MÁRIO NEWTON NAZARETH MIGUEL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 29.362.315-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 216.756.218-70, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, PM, Parque Jabaquara, CEP 04344-902; PAULO SERGIO MIRON, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 16.191.136-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 21.582.888-4, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902; RENATO DA SILVA CARVALHO, Brazilian, married, production engineer, bearer of Identity Card (RG-IFP/RJ) No. 10.073.128-0, and enrolled with the SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. Individual Taxpayer’s Registry (CPF) under the No. 033.810.967-61, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Térreo, Parque Jabaquara, CEP 04344-902; RENATO LULIA JACOB, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 13.598.470-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 118.058.578-00, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; RUBENS FOGLI NETTO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 16.775.917-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 255.989.658-36, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, Parque Jabaquara, CEP 04344-902; TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of Identity Card (RG-SSP/SP) No. 22.539.046-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 3º andar, Itaim Bibi, CEP 04538-132; and VINICIUS SANTANA, Brazilian, married, mathematician, bearer of Identity Card (RG-SSP/SP) No. 30.974.516-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 286.045.658-92, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, CEP 04344-902. 5) To register (i) the submission of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and regulations in effect, particularly Resolution No. 4,970/21 of the National Monetary Council (“CMN”) and Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) that the investiture of the elected members will be formalized as soon as their elections are ratified by the Central Bank of Brazil (“BACEN” or “BCB”). 6) To register the transfer of the responsibility for the RDR System (System of Registration of Complaints and Requests) – BACEN Resolution No. 222/22 from Teresa Cristina Athayde Marcondes Fontes to Álvaro Felipe Rizzi Rodrigues since the present date. 7) In accordance with the rules of CMN, BACEN and CVM, to assign the responsibilities to the Company’s officers, as follows: ALEXANDRE GROSSMANN ZANCANI Lease Portfolio – CMN Resolution No. 2,212/95; Lease Department – CMN Resolution No. 4,977/21; Real Estate Loan Portfolio – CMN Resolution No. 2,212/95; Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12; and Client Registration in the National Financial System (SFN) – BACEN Resolution No. 179/22. ALEXSANDRO BROEDEL LOPES Accounting Department – CMN Resolution No. 4,924/21 and BACEN Resolution No. 120/21; and SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. Unicad data update – BACEN Resolution No. 209/22. ANDRÉ LUÍS TEIXEIRA RODRIGUES Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95. CARLOS ORESTES VANZO Deposit Accounts – CMN Resolution No. 4,753/19 FLÁVIO AUGUSTO AGUIAR DE SOUZA Rural Credit Department – CMN Resolution No. 4,883/20; and Investment Portfolio – CMN Resolution No. 2,212/95. MARINA FAGUNDES BELLINI Selic Matters – BACEN Resolution No. 55/20; and Daily Information Reporting – BACEN Resolution No. 208/22. MATIAS GRANATA Risk Management (CRO) - CMN Resolution No. 4,557/17; Officer Responsible for the Internal Control System – CMN Resolution No. 4,968/21; and Procedures and Internal Controls Related to Securities Traded in Regulated Markets – CVM Resolution No. 35/21. PEDRO PAULO GIUBBINA LORENZINI Repurchase Operations – CMN Resolution No. 3,339/06; Loans and Securities Lending Operations – CMN Resolution No. 3,197/04; Swap Operations – CMN Resolution No. CMN 3,505/07; and Foreign Currency Market-related Operations – BACEN Resolution No. 277/22. ADRIANO CABRAL VOLPINI Cybersecurity Policy – CMN Resolution No. 4,893/21 and BACEN Resolution No. 85/21. ÁLVARO FELIPE RIZZI RODRIGUES RDR System (System of Registration of Complaints and Requests) – BACEN Resolution No. 222/22. CRISTIANO GUIMARÃES DUARTE Adjusting the Products, Services and Operations to the Client’s profile – CVM Resolution No. 30/21; and Operations carried out with securities in regulated markets – CVM Resolution No. 35/21. ERIC ANDRÉ ALTAFIM Credit Derivatives Operations – CMN Resolution No. 5,070/23. JOSÉ GERALDO FRANCO ORTIZ JUNIOR Information Supply – BACEN Circular No. 3,504/10; and SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. Institutional Policy of Relationship with Clients and Users of Financial Products and Services - CMN Resolution No. 4,949/21. LINEU CARLOS FERRAZ DE ANDRADE Engagement of Bank Correspondents – CMN Resolution No. 4,935/21. LUCIANA NICOLA Officer Responsible for the Environmental, Social and Climate Responsibility Policy (PRSAC) – CMN Resolution No. 4,945/21. MARIO NEWTON NAZARETH MIGUEL Amounts Receivable Information System and the Reporting to BACEN of Information Related to Amounts Returnable to Natural Persons and Legal Entities – BACEN Resolution No. 98/21. RENATO DA SILVA CARVALHO Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11; and Credit Information System (SCR) – BACEN Circular No. 3,870/17. RENATO LULIA JACOB Head of Investor Relations – CVM Resolution No. 80/22. RUBENS FOGLI NETTO Compliance with BACEN’s Requirements Related to Issues Concerning the Arrangement – BACEN Resolution No. 150/21; Compliance with the Rules related to the Payment Account – BACEN Resolution No. 96/21; Open Finance Sharing – Joint Resolution No. 1/20; Procedures for Authorizing and Cancelling the Authorization of Debits from Deposit Accounts and Payroll Account – CMN Resolution No. 4,790/20; and Procedures for Authorizing and Cancelling the Authorization of Account Debits – BACEN Resolution No. 51/20. TATIANA GRECCO Determination of Minimum Limits and Standards –BACEN Resolution No. 69/21; Determination and Reporting information on Risk-Weighted Assets (RWA) – BACEN Resolution No. 100/21; Disclosure of Prudential Information – CMN Resolution No. 4,557/17, Article 56-A; Capital Risk Management – CMN Resolution No. 4,557/17, Article 47 and BACEN Resolution No. 84/21; Recovery Plan – CMN Resolution No. 4,502/16; Two-way Guarantee Margin Requirement for Derivative Operations – CMN Resolution No. 4,662/18; Procedures for reporting information on the exposures to the market risk to IRRBB and RWA for the purpose of calculating the Referential Equity, Tier I, Core Capital and Additional Tier I Capital – BACEN Resolution No. 84/21 and BACEN Regulatory Instruction No. 101/21; and SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. Reporting information on the control of the Exposure to Liquidity Risk and on the Liquidity Coverage Ratio (LCR) – BACEN Resolution No. 207/22. VINICIUS SANTANA Prevention and Combat of Money Laundering (Law No. 9,613/98 and specific regulations in effect), also being responsible for assessing, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to money laundering prevention, counter terrorism financing and information privacy and security programs, with powers to appoint specific departments under his responsibility to act in relation to these powers. 8) With respect to the Committees reporting to the Board of Directors, to establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2025: AUDIT COMMITTEE (i) To reelect ALEXANDRE DE BARROS, FERNANDO BARÇANTE TOSTES MALTA, LUCIANA PIRES DIAS, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, RICARDO BALDIN, and ROGÉRIO CARVALHO BRAGA, all qualified below; (ii) To establish the following composition of the Audit Committee: Chairwoman: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9, and enrolled with Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50, domiciled in the city of London, United Kingdom, at 52 Canary View, 23 Dowells Street, SE10 9DY. Members: ALEXANDRE DE BARROS, Brazilian, married, engineer, bearer of Identity Card (RG- SSP/SP) No. 6.877.956-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 040.036.688-63, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; FERNANDO BARÇANTE TOSTES MALTA, Brazilian, divorced, systems analyst, bearer of Identity Card (RG-IFP/RJ) No. 07.292.860-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 992.648.037-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; LUCIANA PIRES DIAS, Brazilian, single, lawyer, bearer of Identity card (RG-SSP/SP) No. 26.180.321-9 and enrolled with the Individual taxpayer’s Registry (CPF) under No. 251.151.348-02, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 2.894, conjunto 73, Jardim Paulistano, CEP 01451-001; RICARDO BALDIN, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/RS) No. 100.555.326-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 163.678.040-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. 09º andar, Parque Jabaquara, CEP 04344-902; and ROGÉRIO CARVALHO BRAGA, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 8.130.174-1 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 625.816.948-15, domiciled in the city of Santiago, Chile, at Avenida Presidente Riesco, 5733 Piso 20, Las Condes, 7561127. (iii) To register the submission by the members of the Audit Committee of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and in regulations in effect, particularly CMN Resolutions No. 4,970/21 and No. 4,910/21, which shall be filed at the Company’s head office, and that the investiture of the elected members will be formalized as soon as their elections are ratified by BACEN. (iv) To register that RICARDO BALDIN is the Audit Committee’s member of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing fields (financial expert). STRATEGY COMMITTEE STRATEGY COMMITTEE Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.180.899-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 15.111.115-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 4º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 4.548.549-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132. RISK AND CAPITAL MANAGEMENT COMMITTEE RISK AND CAPITAL MANAGEMENT COMMITTEE Chairman: PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1100, 2º andar, Leblon, CEP 22440-035. SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. Members: CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Avenida Pedroso de Morais, 1.619, 7º andar, Pinheiros, CEP 05419-001; and ROBERTO EGYDIO SETUBAL, already qualified above. NOMINATION AND CORPORATE GOVERNANCE COMMITTEE NOMINATION AND CORPORATE GOVERNANCE COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified above. Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, educator, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; CANDIDO BOTELHO BRACHER; and FÁBIO COLLETTI BARBOSAFÁBIO COLLETTI BARBOSA, both already qualified above., both already qualified above. RELATED PARTIES COMMITTEE Chairman: FÁBIO COLLETTI BARBOSAFÁBIO COLLETTI BARBOSA, already qualified above., already qualified above. Members: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA; and PEDRO LUIZ BODIN DE MORAES, both already qualified above. PERSONNEL COMMITTEE PERSONNEL COMMITTEE Chairman: PEDRO MOREIRA SALLES, already qualified above. Members: PAULO ANTUNES VERAS, Brazilian, in Common-law marriage, engineer, bearer of Identity Card (RG-SSP/SP) No. 12.856.600-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 179.984.168-58, domiciled in the city and state of São Paulo at Alameda Vicente Pinzon, 54, Vila Olímpia, CEP 04547-130; ALFREDO EGYDIO SETUBAL; ANA LÚCIA DE MATTOS BARRETTO VILLELA, and and FÁBIO FÁBIO COLLETTI BARBOSACOLLETTI BARBOSA, , all all of whom of whom already qualified abovealready qualified above. COMPENSATION COMMITTEE Chairman: ROBERTO EGYDIO SETUBAL, already qualified above. Members: GERALDO JOSÉ CARBONE, (non-management member), Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 8.534.857-0, enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 952.589.818-00, domiciled in the city and state of SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 25, 2024 - 09:00 a.m. São Paulo at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; CANDIDO BOTELHO BRACHER; and JOÃO MOREIRA SALLES, both already qualified above. ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE Chairman: ALFREDO EGYDIO SETUBAL, already qualified above. Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; CANDIDO BOTELHO BRACHER; FÁBIO COLLETTI BARBOSAFÁBIO COLLETTI BARBOSA; and ; and PEDRO MOREIRA SALLES, all of whom already qualified above. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary of the Board, drafted this minute and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), April 25, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice chairman; Ana Lúcia de Mattos Barretto Villela, Cesar Nivaldo Gon, Fábio Colletti Barbosa, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes – Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence